MTech Acquisition Corp.

10124 Foxhurst Court

Orlando, FL 32836

December 8, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Transportation and Leisure

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Susan Block, Attorney Advisor

Re:	MTech Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted November 6, 2017

CIK No. 377-01778

Dear Ms. Block:

MTech Acquisition Corp. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 1, 2017 regarding our Draft Registration Statement on Form S-1 (the “Registration Statement”) previously filed on November 6, 2017. A marked version of the Registration Statement is enclosed herewith reflecting all changes to the Registration Statement.

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

Prospectus Summary, page 1

General, page 1

2.	Please disclose here that the target business may be affiliated with your sponsor, directors and officers.

We have revised the indicated disclosure per the Staff’s request.

3.	We note your disclosure that you will "not be limited to a particular. . . geographic region." Please clarify here and in your "Proposed Business" section that the target business may be located outside of the United States. In this regard, we note your disclosure on page 39.

We have revised the indicated disclosure per the Staff’s request.

The Offering, page 8

4.	Please disclose here the aggregate amount of funds that will be held in the trust account if the underwriters' over-allotment option is not exercised and the amount that will be held in the trust account if the over-allotment is exercised in full.

We have revised the indicated disclosure per the Staff’s request.

5.	Please disclose the percentage vote required to amend your charter agreement, and disclose here that that the terms of the warrants may be amended with a vote of 50% of the warrant holders. In addition, please clarify which provisions of your charter agreement you consider to be associated with "pre-business combination activity."

We have revised the indicated disclosure per the Staff’s request.

Proposed Business, page 57

Effecting a Business Combination, page 62

Conversion Rights, page 67

6.	We note your disclosure in the second paragraph of the Conversion Rights section on page 67 that states that holders of your Class B common stock will not have conversion rights prior to this offering whether the shares of Class B common stock were "acquired prior to this offering or purchased by them in this offering or in the aftermarket." In this regard, we note that you are not offering Class B common stock in this offering and that the founder's shares will be held in escrow until one year after the date of the consummation or your initial business combination. Please revise for consistency and clarity.

We have revised the indicated disclosure per the Staff’s request.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Scott Sozio
Scott Sozio, Chief Executive Officer

Cc:	Ellenoff Grossman & Schole LLP

Graubard Miller